July 2, 2014

VIA EDGAR

Ms. Jennifer Monick

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                           Government Properties Income Trust (the “Company”)

Form 10-K for the fiscal year ended December 31, 2013

Filed February 19, 2014 (the “Filing”)

File No. 1-34364

Dear Ms. Monick:

We are writing in response to your letter dated June 12, 2014.  For your convenience, each of your original comments appears below in bold text and is followed by our response.

Form 10-K for the fiscal year ended December 31, 2013

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Property Operations, page 43

1.                                    In future Exchange Act reports, please compare new rents on second generation leases and renewed leases to prior rents based on effective rent.

In future periodic filings, we will provide a comparison of new rents on second generation leases and renewed leases to prior rents based on effective rent.

Our Investment and Financing Liquidity and Resources…, page 53

2.                                    We note your leasing activity disclosure starting on page 54. In future Exchange Act reports, please revise your disclosure where applicable to provide a roll forward of the beginning of year vacant space to end of year vacant space, with data on new space that became vacant during the period as well as space that was filled during the period, including new leases and renewed leases.

In future periodic filings, we will revise our disclosure to provide a roll forward of beginning of the year leased and vacant square footage and will provide data regarding changes in leased and vacant square footage resulting from both investment and leasing activity during the reporting period.

Ms. Jennifer Monick

July 2, 2014

Financial Statements

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

3.                                    We note your disclosure on page 54 that you paid amounts directly to tenants to improve their space. Please tell us if these items are tenant improvements that you will depreciate or lease inducements that will be amortized as a reduction to revenue and tell us how you made that determination. Please reference the authoritative accounting literature management relied upon.

We capitalized tenant improvement costs of $8,659,000 during the year ended December 31, 2013. Approximately $3,300,000 of these tenant improvement costs represent instances where we paid amounts directly to our tenants and our tenants managed their own construction or hired their own construction manager; however, as landlord, we still retained the right to approve, and played a significant role in approving designs and the contractors being employed and we actively supervised the quality of the workmanship within our properties. Any amounts paid directly to tenants were paid in accordance with our standard policies, which mandate that no payments are made without formal reimbursement documentation being provided to us including invoices supporting the expenditures incurred and an inspection by us to ensure amounts were expended in a manner consistent with the agreed upon designs. These tenant improvements typically encompass standard structural improvements to the tenant’s space, such as doors, lighting, painting, bathrooms, building systems, and finishing expenditures. The majority of these expenditures become part of the overall building structure and cannot be removed or taken by the tenant at the end of their lease term, and are, therefore, our assets.

For the reasons discussed above, our historical accounting policy has been to account for these direct reimbursements to tenants as tenant improvements that are depreciated over the shorter of the tenant’s lease term or the underlying asset’s useful life and in turn, should not be considered a lease incentive defined by ASC 840-20-20 as “an incentive for the lessee to sign the lease, such as an up-front cash payment to the lessee, payment of costs for the lessee (such as moving expenses), or the assumption by the lessor of the lessee’s preexisting lease with a third party.”

4.                                    We note your disclosure on page 54 that leasing costs includes other tenant inducements. Please tell us the nature of these inducements and tell us how you accounted for them. Please reference the authoritative accounting literature management relied upon.

We capitalized leasing costs of $5,574,000 during the year ended December 31, 2013, which includes approximately $340,000 for other tenant inducements. Other tenant inducements generally represent moving allowances and allowances for furniture and fixtures that are utilized by the tenant in the space they occupy at our properties. We consider these tenant inducements to be a lease incentive defined by ASC 840-20-20 and we amortize the capitalized costs as a reduction to rental income on a straight-line basis over the respective lease term consistent with the guidance of ASC 840-20-25-6.

Note 2. Revenue Recognition, page F-9

5.                                    We note your disclosure on page 58 that your lease agreements generally provide for annual rent increases based on a cost of living index calculation. Please confirm for us and revise

Ms. Jennifer Monick

July 2, 2014

your disclosure in future filings to state, if true, that only those leases with fixed rent escalations are recognized on a straight-line basis.

We confirm, and in future periodic filings we will revise our disclosure to state, that only those leases with scheduled fixed rent changes are recognized on a straight-line basis.

6.                                    We note your disclosure on pages F-10 and F-11 that certain leases allow for the tenant to terminate their lease before the lease term expires and certain leases allow for the tenant to terminate their leases if the state does not appropriate rent in their annual budget. Please tell us how you considered these termination clauses in your determination of the lease term. Within your response, please reference the authoritative accounting literature management relied upon.

For leases with state government tenants that provide the tenant the right to terminate their lease if their respective state legislature or other funding authority does not appropriate the funding necessary for the state government tenant to meet its lease obligations, we have determined the fixed non-cancelable lease term to be the fully executed term of the lease. Our accounting policy is based on the provisions of ASC 840-10-25-3, which states that “The existence of a fiscal funding clause in a lease agreement requires an assessment of the likelihood of lease cancellation through exercise of the fiscal funding clause. If the likelihood of exercise of the fiscal funding clause is assessed as being remote, a lease agreement containing such a clause shall be considered a non-cancelable lease; otherwise, the lease shall be considered cancelable and thus classified as an operating lease.” We believe the risk of termination is remote, which is based on both our historical experience with state government leases that have this provision (e.g., we have had no terminations of this nature since our inception) and our individual assessment of the likelihood of lease cancellation through exercise of the fiscal funding clause based upon the strategic importance of the tenant’s mission to its respective state.

As it relates to tenants with termination rights that do not include substantive monetary penalties, which is only applicable to certain leases with the federal government or certain state government tenants, our accounting policy is to recognize revenue over the fully executed term of the lease. At December 31, 2013, we had 401 leases with 266 tenants across 10,317,000 square feet. Of these leases, 63 (all of which were with the federal government or state government tenants) provided the tenant the ability to terminate with no substantive monetary penalties.

Our leases with the federal government or state government tenants with termination rights that do not include substantive monetary penalties will generally specify a period of time during which the lease is non-cancelable with the tenant having cancellation rights for the remainder of the lease term with no substantive monetary penalties (e.g., a 10 year lease will specify that years one through seven are non-cancellable and years eight through 10 are cancellable, with rental income identified for all periods in the 10 year lease term). Our accounting policy is analogous with the accounting under ASC 840-10-25-3, as historical terminations after the non-cancelable period of these leases has been deemed insignificant and thus provides us a historical basis for concluding that the potential for the exercise of these termination rights is remote (ASC 840-10-20 defines remote as “the chance of the future event or events occurring is slight”). We note since our inception in 2009, only five early terminations have occurred out of a cumulative population of 60 leases that included the right to terminate with no substantive monetary penalties. We continually evaluate this determination by tracking tenant activity across multiple fiscal periods to ensure no trends or events are occurring that would challenge our conclusion that the likelihood of exercise of early termination rights with no substantive monetary penalties is remote.

Ms. Jennifer Monick

July 2, 2014

7.                                    We note your disclosure on page F-11 that one lease provides the tenant with the right to purchase the leased property for $31 million at the end of its lease term. Please tell us how you considered this purchase right in your determination of the lease classification. Within your response, please reference the authoritative accounting literature management relied upon.

We acquired the referenced property in 2010 subject to the existing lease and the related purchase option. We accounted for the acquisition of this property as a business combination. The acquired lease, including the purchase option that is only exercisable at the lease end date of February 2015, was entered into in February 1995 and the prior owner of the property had classified this lease as an operating lease. At acquisition, as no lease modifications occurred, we assumed the accounting for the lease consistent with ASC 840-10-25-27, which states that “In a business combination or an acquisition by a not-for-profit entity, the acquiring entity shall retain the previous classification in accordance with this Subtopic for the leases of an acquired entity unless the provisions of the lease are modified as indicated in paragraph 840-10-35-5.”

Note 5. Related Person Transactions, page F-14

8.                                    On page F-14 you disclose that your Board of Trustees may approve only those related person transactions that are fair and reasonable to you and your shareholders, on page F-17 you disclose that RMR leases office space from you at a commercially reasonable rent, and on page 56 you disclose that your agreements with RMR, CWH and AIC are on commercially reasonable terms. Please tell us how you are able to substantiate these representations. Please refer to paragraph 5 of ASC 850-10-50.

Reit Management & Research LLC (“RMR”)

As disclosed in the Filing, we have two agreements with RMR to provide management and administrative services to us: (1) a business management agreement, which relates to our business generally, and (2) a property management agreement, which relates to our property level operations.  Our Board of Trustees has given authority to our Compensation Committee (the “Committee”), which is comprised exclusively of Independent Trustees, to act on our behalf with respect to our management agreements with RMR.  The Committee’s charter requires it to annually review the terms of these agreements, evaluate RMR’s performance under these agreements and determine whether to renew, amend or terminate these agreements. The Committee most recently performed that review, evaluation and determination in December 2013.

In connection with the Committee’s December 2013 review of the business management agreement, we entered into an amended and restated business management agreement with RMR, effective with respect to services performed on and after January 1, 2014.  Under the terms of the amended and restated business management agreement the methodology used to determine the amount of base management fees and incentive management fees to be paid to RMR by us were changed in an attempt to further align the interests of RMR and us.  The Committee retained FTI Consulting Inc., a nationally recognized compensation consultant experienced in REIT compensation programs, to assist it in developing the amended terms of the incentive fee payable to RMR. In connection with retaining this consultant, the Committee determined that the

Ms. Jennifer Monick

July 2, 2014

consultant did not have any conflicts of interest which would prevent the consultant from advising the Committee.

The expense associated with the business management agreement is included as a part of our general and administrative expense. In connection with its review of this agreement, the Committee considered, among other things, an analysis of our general and administrative expense for the 12 months ended September 30, 2013 as a percentage of total assets (adding back accumulated depreciation) and total revenues compared to similar data for a peer group of office REITs that the Committee considered comparable to us and for a peer group of REITs with a market capitalization comparable to us. The Committee also assessed the quality of services provided to us by RMR. At the end of its review and related consideration and discussion, the Committee unanimously determined that the terms and conditions of the business management agreement, as amended, were fair and reasonable to us.

A similar type of analysis was performed by the Committee regarding the property management agreement.  In this case, the Committee considered, among other things, market data compiled and included in the 2013 Experience Exchange Report published by the Building Owners and Managers Association, a nationally recognized third party trade organization, of the national average per square foot property management fees and payroll costs for office properties compared to the management fees and payroll costs paid by us under the property management agreement.  In addition, the Committee reviewed a report prepared by RMR based on a survey of management fees and payroll costs charged by third party management companies for similar services. At the end of its review and related consideration and discussion, the Committee determined that the terms and conditions of the property management agreement were fair and reasonable to us.

As disclosed in the Filing, RMR leases approximately 1,650 square feet of office space from us.  Leases with RMR for space in our properties are reviewed and approved by our Independent Trustees who consider, among other things, the current third party rental rates for comparable space at the property, in determining whether to approve the leases.

Affiliates Insurance Company (“AIC”)

As disclosed in the Filing, we are a shareholder of AIC. The other shareholders of AIC are RMR and certain other companies to which RMR provides management services. All of our Trustees and nearly all of the directors and trustees of RMR and of the other publicly held AIC shareholders currently serve on the board of directors of AIC. For the one-year insurance term beginning in June 2013, we and the other shareholders of AIC purchased property insurance providing $500 million of coverage pursuant to an insurance program arranged by AIC and with respect to which AIC is a reinsurer of certain coverage amounts. All of our Independent Trustees serve on the Executive and Underwriting Committee of AIC’s board of directors, which oversees and approved on behalf of AIC the property insurance program. AIC engaged independent insurance brokers to assist with the design, insurer selection, pricing and cost of the program.  The brokers conducted an extensive market check for the insurance program.

Our Governance Guidelines provide that any material transaction between us and AIC is required to be reviewed and approved by the affirmative votes of both a majority of our entire Board of Trustees and a majority of our Independent Trustees. That review occurred in connection with the June 2013 insurance program. By pooling our properties with the pool of properties owned by other AIC shareholders, we believe we are able to take advantage of better property insurance pricing because of our participation in a large pool with more diverse risks than is indicative of

Ms. Jennifer Monick

July 2, 2014

our own properties on a separate basis.  In addition, because insurers view participation in a large pool like the AIC portfolio desirable, AIC’s independent insurance brokers are able to secure competitive pricing bids for different levels or layers of participation than would be expected to be available to us on a separate basis. Our Trustees and Independent Trustees, acting separately, considered and discussed AIC’s aggregate insurance cost and a proposed allocation of the total premium among the program participants performed by a firm of independent insurance brokers, and after that consideration and discussion, our entire Board and, acting separately, our Independent Trustees, each unanimously determined that the terms of the program and the share of the related premium allocated to us were fair and reasonable to us.

CommonWealth REIT (“CWH”)

As disclosed in the Filing, we were formerly a 100% owned subsidiary of CWH. In connection with our initial public offering, we and CWH entered into a transaction agreement that governs our separation from and relationship with CWH.  Pursuant to this transaction agreement, among other things, we and CWH agreed: (i) we have the right of first refusal to acquire any property owned by CWH that CWH determines to divest if the property is then majority leased to a government tenant, which right of first refusal will also apply in the event of an indirect sale of any such properties resulting from a change of control of CWH; (ii) we will not acquire ownership of office or industrial properties that are not majority leased to government tenants, unless a majority of CWH’s independent trustees who are also not our Independent Trustees have determined that CWH not make the acquisition; and (iii) CWH will not acquire ownership of properties that are majority leased to government tenants, unless a majority of our Independent Trustees who are not also trustees of CWH have determined that we not make the acquisition. These restrictions apply so long as (i) CWH owns 10% or more of our common shares; (ii) we and CWH engage the same provider of business management services; or (iii) we and CWH have one or more managing trustees in common. As noted below, CWH ceased to be a shareholder of us during 2013. Subsequent to the filing of the Form 10-K, CWH and we ceased to have common managing trustees. However, we and CWH continue to have a common manager.

The transaction agreement was entered into with CWH when we were a wholly owned subsidiary of CWH and disclosure of its terms was included in our prospectus in connection with our initial public offering.  The agreement has not been amended since that time.  The reasonableness of the transaction agreement is not readily determinable on a quantitative basis. The terms of the transaction agreement were based on the experience of our Managing Trustees and officers and the advice of financial and legal advisors involved in our formation and initial public offering (“IPO”) transactions, and the IPO served as a market check of our reasonableness of the transaction agreement. The right of first refusal provisions contained in the transaction agreement are typical for unaffiliated party real estate transactions and reasonable, and the investment restrictions in the transaction agreement are reciprocal, so that both CWH and we have substantially the same benefits and burdens.

As of the date of the Filing, CWH was no longer a shareholder of ours, having sold its remaining common shares in March 2013 through a public offering. In connection with this public offering, we entered into a registration agreement with CWH under which CWH agreed to pay all expenses incurred by us relating to the registration and sale of our common shares owned by CWH in the offering, pursuant to which CWH reimbursed us $310,000 during 2013. These costs solely consisted of actual legal, third party accounting, Commission and New York Stock Exchange costs related to the registration of these shares.  We believe the terms of this arrangement were fair and reasonable to us.

Ms. Jennifer Monick

July 2, 2014

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We acknowledge that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  Please call me at (617) 796-8327 if you have any questions or require additional information.

Sincerely,

GOVERNMENT PROPERTIES INCOME TRUST

By:	/s/ Mark L. Kleifges
Mark L. Kleifges
Treasurer & Chief Financial Officer